UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LEADING BRANDS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

52170U-207

(CUSIP No.)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52170U-207

(1)	Name of reporting person. Milwaukee Private Wealth Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 255,152
(6) Shared voting power.
(7) Sole dispositive power. 255,152
(8) Shared dispositive power.
(9)	Aggregate amount beneficially owned by each reporting person. 255,152
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 8.57%
(12)	Type of reporting person (see instructions). IA

SCHEDULE 13G

MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.

Item 1.

	(a)	Name of Issuer:

Leading Brands, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Suite 1800
1500 West Georgia Street,
Vancouver, British Columbia, V6G 2Z6, Canada

Item 2.
	(a)	Name of Person Filing:

Milwaukee Private Wealth Management, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

1500 W. Market Street, Suite 250
Mequon, WI 53092

	(c)	Citizenship:

A Wisconsin Corporation.

	(d)	Title of Class of Securities:

Common Stock, no par value.

	(e)	CUSIP No.:

52170U-207

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☐	Broker or dealer registered under section 15 of the Act

	☐	Bank as defined in section 3(a)(6) of the Act;

	☐	Insurance company as defined in section 3(a)(19) of the Act;

	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	☒	An investment adviser in accordance with Sect. 240.13d-1(b)(1)(ii)(E);

	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	☐	A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.		Ownership.

As of December 31, 2012:

	(a)	Amount Beneficially Owned:

255,152 shares.

	(b)	Percent of Class:

8.57%. Based on 2,976,563 shares of Common Stock outstanding as of December 31, 2012.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

255,152 shares.

(ii) Shared power to vote or to direct the vote

No shares.

(iii) Sole power to dispose or to direct the disposition of

255,152 shares.

(iv) Shared power to dispose or to direct the disposition of

No shares.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013

Milwaukee Private Wealth Management, Inc.

/s/ Jeffrey Geygan
Jeffrey Geygan